UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

3Q20 HIGHLIGHTS

Operating performance continues to improve with record FTTH net additions and the highest mobile market share of the last 14 years

•	FTTH customers totaled 3,130 thousand (+34.2% y-o-y), with a record 267 thousand net additions in 3Q20;
•	Postpaid accesses grew 3.9% y-o-y and accounted for 57.3% of total mobile accesses, with a market share of 38.5% in August 2020;
•	Mobile market share reached 33.3% in August 2020, 8.7 p.p. more than the second player;
•	4.5G coverage reached 1,509 cities and FTTH was deployed in 28 cities, reaching 244 cities covered in 3Q20;

Strong demand for quality connectivity boosts FTTH and IPTV revenues, while mobile revenues are still being impacted by the effects of the Covid-19 pandemic

•	Mobile service revenue fell by 1.0% y-o-y in 3Q20, but is showing a recovery to pre-pandemic levels, growing 3.3% over 2Q20;
•	FTTH revenues reached R$828 million (+56.0% y-o-y) and already accounts for 54.9% of BB revenues;
•	Revenues from growing fixed businesses[1] already account for 59.6% of fixed revenue, +8.3 p.p. y-o-y;
•	IPTV revenues came to R$288 million (+26.9% y-o-y) and accounted for 70.2% of pay TV revenues.

Customer service digitalization, process automation and lower commercial activity compared to the previous year contribute to continuous cost reduction

•	Operating Costs down 0.6% y-o-y in 3Q20, due to lower commercial activity, continuous reduction of commercial costs driven by digitalization and automation initiatives, besides reduced G&A expenses;
•	EBITDA totaled R$4,322 million (-4.8% y-o-y) in 3Q20, with an EBITDA margin of 40.0%.

Investments focused on profitable businesses result in robust cash generation and improved shareholder return

•	Investments of R$1,803 million in 3Q20, focused on the expansion of the FTTH network and the quality and capacity of the 4G and 4.5G networks;
•	Free Cash Flow after Leasing payments reached R$3,540 million (+61.9% y-o-y in 3Q20), as a result of Capex optimization and lower operating, financial and tax payments;
•	Net Income of R$1,212 million in 3Q20, up 25.5% y-o-y. Profit distribution based on 9M20 profit reaches R$2.0 billion;
•	Approval of the conversion of preferred shares into common shares results in increased rights for minority shareholders, in line with the market’s highest Corporate Governance standards.

1 Fiber broadband, IPTV, Corporate data and IT.

2

Today, Telefônica Brasil S.A. (B3: VIVT3 and VIVT4, NYSE: VIV) discloses its results for the third quarter of 2020, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

The spreadsheet with the data is available on our Investor Relations website http://www.telefonica.com.br/ri.

General Data[2]

Consolidated in R$ million	3Q20	∆% YoY	9M20	∆% YoY

NET OPERATING REVENUES	10,792	(2.3)	31,934	(2.9)
Net Mobile Revenues	7,163	0.0	20,852	(1.7)
Net Handsets Revenues	710	10.1	1,664	(11.2)
Net Fixed Revenues	3,628	(6.6)	11,082	(5.1)
OPERATING COSTS	(6,470)	(0.6)	(19,002)	(3.7)
Recurring Operating Costs[1]	(6,470)	(1.5)	(19,078)	(3.6)
EBITDA	4,322	(4.8)	12,932	(1.8)
EBITDA Margin	40.0%	(1.1) p.p.	40.5%	0.5 p.p.
Recurring EBITDA[1]	4,322	(3.5)	12,856	(1.9)
Recurring EBITDA Margin[1]	40.0%	(0.5) p.p.	40.3%	0.4 p.p.
NET INCOME	1,212	25.5	3,478	(6.7)

CAPEX | EX-IFRS 16	1,803	(25.8)	5,359	(17.4)
FREE CASH FLOW AFTER LEASE PAYMENTS[2]	3,540	34.5	8,901	50.1

TOTAL SUBSCRIBERS (THOUSAND)	93,718	(0.0)	93,718	(0.0)
Mobile Subscribers	76,718	3.9	76,718	3.9
Fixed Subscribers	17,000	(14.5)	17,000	(14.5)

1 In 2Q20: Inclusion of atypical results mainly from the Covid-19 pandemic. Considers Reported EBITDA as Recurring EBITDA. In 1Q20: positive effect from the sale of towers and rooftops, in the amount of R$75.7 million. In 3Q19: positive effect from the sale of Data Centers, in the amount of R$64.3 million.

2 In 1Q20: includes R$470 million received from the sale of towers and rooftops; In 3Q19: includes R$446 million related to the sale of Data Centers; In 1Q19 and 2Q19: payment related to organizational restructuring in the amount of R$44 million and R$43 million, respectively.

3

MOBILE BUSINESS

Operating Performance[3]

Thousand	3Q20	∆% YoY	9M20	∆% YoY
TOTAL SUBSCRIBERS	76,718	3.9	76,718	3.9
Postpaid	43,961	3.9	43,961	3.9
M2M	10,271	8.4	10,271	8.4
Prepaid	32,757	3.9	32,757	3.9
MARKET SHARE[1]	33.3%	1.0 p.p.	33.3%	1.0 p.p.
Postpaid[1]	38.5%	(1.2) p.p.	38.5%	(1.2) p.p.
Prepaid[1]	28.2%	2.3 p.p.	28.2%	2.3 p.p.
ARPU (R$/month)	28.5	(3.1)	28.2	(3.3)
Postpaid (Human)	50.6	(3.4)	50.3	(3.8)
M2M	2.9	(4.0)	2.9	(0.9)
Prepaid	13.4	5.2	12.8	3.2
MONTHLY CHURN	3.1%	(0.3) p.p.	3.2%	(0.1) p.p.
Postpaid (ex-M2M)	1.2%	(0.6) p.p.	1.4%	(0.4) p.p.
Prepaid	5.2%	(0.2) p.p.	5.3%	0.1 p.p.

Total accesses came to 76,718 thousand at the end of 3Q20, up 3.9% y-o-y. Total market share came to 33.3% in August 2020, the highest level in over 14 years.

In the postpaid segment, Telefônica Brasil reached 43,961 thousand accesses in September 2020, up 3.9% y-o-y. Postpaid accesses accounted for 57.3% of the total mobile customer base, with a market share of 38.5% in August 2020. The Company remains leader in 4G-technology terminals, with a market share of 32.6% in August 2020 (8.3 p.p. more than the second player), clearly demonstrating the quality of the customer base and the Company’s strategy focused on data and digital services.

Postpaid mobile net additions registered 844 thousand new accesses in the third quarter of 2020, reflecting the gradual reopening of stores. At the end of September, all our stores had resumed their activities, with limited capacity due to the social distancing measures imposed by Covid-19. In the prepaid segment, 1,466 thousand net adds were registered in the period, the highest level of the last 8 years, with a market share of 28.2% in August 2020, up 2.3 p.p. y-o-y.

In the Machine-to-Machine (M2M) space, the access base reached 10,271 thousand customers in September 2020, up 8.4% y-o-y. Telefônica Brasil is the market leader in this segment, reaching a market share of 37.9% in August 2020.

Mobile ARPU fell 3.1% y-o-y in 3Q20, reflecting the growth of the hybrid customer base and price increase seasonality compared to the previous year.

1 - In August 2020.

4

Financial Performance

Consolidated in R$ million	3Q20	∆% YoY	9M20	∆% YoY

NET OPERATING MOBILE REVENUES	7,163	0.0	20,852	(1.7)
Net Mobile Service Revenues	6,453	(1.0)	19,188	(0.8)
Net Handset Revenues	710	10.1	1,664	(11.2)

Mobile Net Revenues remained flat y-o-y in 3Q20. The performance reflects higher handset sales volume, offset by lower mobile service revenue.

Mobile Service Revenue fell 1.0% y-o-y in 3Q20, due to the Covid-19 pandemic, while q-o-q there was growth of 3.3%. Postpaid Revenue[4] fell 2.5% y-o-y in 3Q20, mainly because of the current, limited capacity to increase prices versus the price-adjustments carried out in 3Q19, making the comparison base more difficult. Prepaid Revenue increased 5.8% y-o-y in 3Q20, affected by a combination of acceleration in net additions and higher top-up volume, mainly through digital channels. The resumption of economic activities in Brazil, albeit gradual, has been seen in the sequential monthly improvement of mobile service revenue, proving the importance of connectivity and reliance on network quality.

Net Revenues from Handsets increased 10.1% y-o-y, reflecting the recovery of handset and accessory sales, due to the reopening of stores because of the flexibilization of the containment measures adopted during the Covid-19 pandemic.

1 - Postpaid revenue includes M2M and wholesale.

5

FIXED LINE BUSINESS

Operating Performance

[5]

Thousand	3Q20	∆% YoY	9M20	∆% YoY
TOTAL SUBSCRIBERS	17,000	(14.5)	17,000	(14.5)
Fixed Broadband	6,394	(10.2)	6,394	(10.2)
FTTH	3,130	34.2	3,130	34.2
Pay TV	1,258	(9.0)	1,258	(9.0)
IPTV	855	25.5	855	25.5
Voice	9,348	(17.9)	9,348	(17.9)
MARKET SHARE | Fixed Broadband[1]	19.1%	(3.2) p.p.	19.1%	(3.2) p.p.
Market Share | FTTH[1]	21.7%	(5.4) p.p.	21.7%	(5.4) p.p.
MARKET SHARE | Pay TV1	8.4%	(0.2) p.p.	8.4%	(0.2) p.p.
Market Share | IPTV[1]	79.6%	(9.5) p.p.	79.6%	(9.5) p.p.
MARKET SHARE | Voice[1]	30.4%	(2.1) p.p.	30.4%	(2.1) p.p.
ARPU | Broadband (R$/month)	77.7	17.2	76.1	19.0
ARPU | Pay TV (R$/month)	108.0	2.2	107.4	3.4
ARPU | Voice (R$/month)[2]	34.3	(2.5)	34.5	(3.0)

We ended 3Q20 with 17,000 thousand fixed accesses, down 14.5% from 3Q19, influenced by the performance of legacy accesses such as voice, xDSL and DTH, mainly due to the maturity of the services.

Fixed broadband accesses came to 6,394 thousand customers in 3Q20, down 10.2% from 3Q19, mainly due to the disconnection of xDSL customers. On the other hand, the FTTH customer base, that has higher ARPU, continues growing rapidly (+34.2% y-o-y in 3Q20) to 3,130 thousand accesses, as a result of the Company’s strategy to focus on fiber network expansion, that offers higher speeds and better customer experience. Broadband ARPU was up 17.2% y-o-y in 3Q20, due to the strong growth of FTTH.

Pay TV accesses fell 9.0% y-o-y in 3Q20, ending the quarter with 1,258 thousand subscribers, due to the Company's strategic decision to stop selling DTH Pay TV technology. On the other hand, there was an improvement in the customer mix due to the increase in IPTV accesses, of 25.5% y-o-y. In this context, Pay TV ARPU increased 2.2% y-o-y in the quarter, reflecting the Company's strategy of focusing on high-end customers.

Voice accesses totaled 9,348 thousand in 3Q20, down 17.9% from 3Q19, mainly reflecting the fixed-to-mobile substitution and the voice-to-data migration.

1 - In August 2020.

2 - Changes in the presentation of Voice Revenues (outgoing voice + interconnection + other services) led to changes in ARPU. The updated base since 2016 is available on our Investor Relations website www.telefonica.com.br/ri

6

Financial Performance

Consolidated in R$ million	3Q20	∆% YoY	9M20	∆% YoY

NET OPERATING FIXED REVENUES	3,628	(6.6)	11,082	(5.1)
Broadband[1]	1,509	5.4	4,470	6.2
FTTH	828	56.0	2,164	49.4
Pay TV	410	(9.0)	1,241	(10.6)
IPTV	288	26.9	811	26.1
Corporate Data and ICT	651	(9.0)	2,041	2.6
Fixed Voice and Others	1,058	(17.8)	3,296	(18.7)

Growing Businesses²	59.6%	8.2 p.p.	57.0%	8.1 p.p.
Legacy Businesses³	40.4%	(8.2) p.p.	43.0%	(8.1) p.p.
1- Broadband revenues include residential and SME customers.
2- Growing Businesses considers revenues from FTTH, FTTC, IPTV and Corporate Data and ICT.
3- Legacy Businesses considers revenues from XDSL, DTH, Voice and Others.

Net Fixed Revenues fell 6.6% y-o-y in 3Q20, impacted by the decrease in Voice Revenues and Others, Pay TV and Corporate Data and IT, partially offset by the positive evolution of Broadband Revenues.

Broadband revenues rose 5.4% y-o-y in 3Q20, fueled by the 56.0% increase in FTTH revenues, that accounted for 54.9% of this line in the period. We continue to focus our efforts on increasing the number of customers connected with fiber and migrating customers to higher speeds, with higher ARPU, and expanding the FTTH network. The Company’s fiber network reached 28 new cities in 3Q20. By the end of the quarter we had FTTH coverage in 244 cities.

Pay TV Revenue fell 9.0% y-o-y in 3Q20, due to the Company’s more selective strategy for this service, focusing on high-end products to optimize the segment’s profitability. Accordingly, revenue from IPTV, that is increasingly bundled with fiber connectivity and provides excellence in customer experience, increased 26.9% y-o-y in 3Q20.

Corporate Data and IT Revenues fell 9.0% y-o-y in 3Q20, mainly due to the postponement of investment decisions because of the pandemic, resulting in lower volume of equipment sales, partially offset by the performance of new service revenues in the B2B market, such as data, cloud and IT services.

Voice Revenues and Others dropped 17.8% y-o-y in 3Q20, chiefly due to the maturity of the service and the fixed-to-mobile substitution.

7

OPERATING COSTS

Consolidated in R$ million	3Q20	∆% YoY	9M20	∆% YoY

OPERATING COSTS	(6,470)	(0.6)	(19,002)	(3.7)
Personnel	(926)	(1.1)	(2,831)	2.5
Costs of Services Rendered	(2,645)	7.4	(7,660)	4.3
Interconnection	(360)	30.6	(1,032)	24.0
Taxes and Contributions	(449)	9.2	(1,279)	4.4
Third-party Services	(1,463)	5.3	(4,263)	1.3
Others	(373)	(3.9)	(1,086)	0.9
Cost of Goods Sold	(826)	13.2	(1,945)	(13.0)
Commercial Expenses	(1,918)	(11.3)	(5,964)	(9.0)
Provision for Bad Debt	(375)	(15.2)	(1,361)	7.5
Third-party Services	(1,494)	(9.6)	(4,449)	(12.5)
Others	(48)	(26.3)	(154)	(22.1)
General and Administrative Expenses	(290)	(9.6)	(904)	(3.2)
Other Net Operating Revenues (Expenses)	135	27.2	301	207.3
Recurring Operating Costs[1]	(6,470)	(1.5)	(19,078)	(3.6)

Operating costs[6], excluding depreciation and amortization expenses, fell 1.5% y-o-y in 3Q20, reaching R$6,470 million, while inflation was +3.1% (IPCA - 12M). The reduction is mainly due to lower commercial costs.

Personnel Cost fell 1.1% y-o-y in 3Q20, mainly due to the measures adopted by the Company related to Law 14020/2020, such as the reduction in working hours and temporary suspension of employment contracts.

The Cost of Services Rendered increased 7.4% y-o-y in 3Q20, reflecting higher interconnection costs, due to tariff adjustments in the period and higher regulatory fees arising from the positive evolution of the mobile customer base.

The Cost of Goods Sold grew 13.2% y-o-y in 3Q20, reflecting the recovery, albeit gradual, of the commercial activity and the reopening of our physical stores, that account for a large share in the sale of handsets and accessories.

Selling Expenses fell 11.3% y-o-y in 3Q20, mainly reflecting the growing digitalization and automation of customer service processes and lower commercial activity between the periods being compared.

The Provision for Doubtful Accounts totaled R$375 million in 3Q20 (2.4% of gross revenue), down 0.3 p.p. versus 3Q19, reflecting the measures taken by the Company to mitigate the effects of the Covid-19 pandemic, such as increased focus on collection activities and offering customers the option to pay in installments.

Third-Party Services fell 9.6% y-o-y in 3Q20, maintaining the trend observed in 2Q20 of lower commercial and commissioning costs. The increased significance of e-commerce and accelerated digitalization of processes related to the customer journey (e-billing, AURA virtual assistant and MEU VIVO app) led to a reduction in call center, back office, billing and mailing costs, among others.

1 - Inclusion of atypical results mainly from the Covid-19 pandemic. In 2Q20: considers Reported Operating Costs as Recurring Operating Costs. In 1Q20: non-recurring positive effect from the sale of towers and rooftops, in the amount of R$75.7 million. In 3Q19: positive effect from the sale of Data Centers, in the amount of R$64.3 million.

8

General and administrative expenses fell 9.6% y-o-y in 3Q20, due to ongoing implementation of efficiency initiatives.

Other Net Operating Revenues (Expenses) totaled revenues of R$135 million, mainly due to the benefits from contractual fines, the sale of secondhand copper, tax recovery and reduced civil and labor contingencies.

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$4,322 million in 3Q20, down 4.8% from 3Q19, reflecting, albeit in a lower degree, the reduced commercial activity in the period because of the Covid-19 pandemic, partially offset by efficient cost control. The EBITDA margin stood at 40.0% in 3Q20, down 1.1 p.p. from 3Q19.

Recurring EBITDA[7] totaled R$12,856 million in 9M20, down 1.9% y-o-y, with an EBITDA margin of 40.3% in the period, up 0.4 p.p. from 9M19.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	3Q20	∆% YoY	9M20	∆% YoY

DEPRECIATION AND AMORTIZATION	(2,783)	2.9	(8,305)	4.7
Depreciation	(2,126)	9.6	(6,331)	10.2
Amortization	(657)	(14.1)	(1,975)	(9.6)

Depreciation and Amortization increased 2.9% y-o-y in 3Q20, mainly due to the acceleration of investments related to fiber expansion and review of the asset useful life done in 4Q19, partially compensated by lower amortization of intangible assets between the periods.

FINANCIAL RESULT

Consolidated in R$ million	3Q20	∆% YoY	9M20	∆% YoY

NET FINANCIAL RESULT	(17)	(94.6)	(286)	(55.1)
Income from Financial Investments	43	(49.6)	137	(34.4)
Debt Interest	(103)	(57.9)	(402)	(38.5)
Monetary and Exchange Variations and other	44	n.a.	(21)	(89.1)

In 3Q20, the Financial Result was an expense of R$17 million, 94.6% lower than the previous year, mainly due to the reduction of net indebtedness and lower interest rates, as well as monetary variations related to tax processes.

1- Excludes the amount related to the sale of towers and rooftops, of R$75.7 million in 1Q20.

9

NET INCOME

Net Income totaled R$1,212 million in 3Q20, up 25.5% y-o-y, due to the better financial result and lower tax expenses in the quarter.

CAPEX

Consolidated in R$ million	3Q20	∆% YoY	9M20	∆% YoY

Network	1,496	(24.4)	4,446	(19.1)
Technology / Information System	251	(25.7)	749	(5.5)
Products and Services, Channels, Administrative and Others	57	(51.1)	165	(16.7)
CAPITAL EXPENDITURES | EX-IFRS 16	1,803	(25.8)	5,359	(17.4)
Rights of Use | IFRS 16	638	99.7	1,110	(21.9)
TOTAL | IFRS 16	2,441	(11.3)	6,470	(18.2)

CAPITAL EXPENDITURES EX-IFRS 16 / NET REVENUES	16.7%	(5.3) p.p.	16.8%	(2.9) p.p.

Capex reached R$1,803 million in 3Q20, accounting for 16.7% of Net Operating Revenue in the period. The amount invested was mostly for footprint expansion and adoption of FTTH and IPTV, and for the increased capacity and coverage expansion in 4G and 4.5G technologies in order to support the growing demand for data and ensure the excellence of services provided.

CASH FLOW

Consolidated in R$ million	3Q20	∆% YoY	9M20	∆% YoY

Recurring EBITDA	4,322	(3.5)	12,856	(1.9)
Capital Expenditures	(1,803)	(25.8)	(5,359)	(17.4)
Taxes and Net Financial Result	(213)	(23.4)	(555)	(28.2)
Working Capital Variation	1,673	107.3	2,906	237.9
FREE CASH FLOW FROM BUSINESS ACTIVITIES	3,978	54.5	9,848	46.9
Lease Payments	(438)	12.9	(1,416)	25.2
FREE CASH FLOW AFTER LEASE PAYMENTS	3,540	61.9	8,431	51.4
Proceeds from the Sale of Towers	0	n.a.	470	5.4
Non-Recurring Items	0	n.a.	0	n.a.
FREE CASH FLOW AFTER LEASE PAYMENTS AND NON-RECURRING EFFECTS	3,540	34.5	8,901	50.1

Free Cash Flow after Leasing payments totaled R$3,540 million in 3Q20, up 61.9% from the R$1,354 million recorded in 3Q19, because of investment optimization and lower operating, financial and tax payments. In 9M20, Free Cash Flow after Leasing payments came to R$8,431 million, up 51.4% y-o-y, also driven by optimal investment allocation, cost efficiency and solid financial management.

1 In 1Q20: includes R$470 million received from the sale of towers and rooftops; In 3Q19: includes R$446 million related to the sale of Data Centers; In 1Q19 and 2Q19: payment related to organizational restructuring in the amount of R$44 million and R$43 million, respectively.

10

DEBT

Loans, Financing and Debentures

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
PSI	R$	2.5% to 5.5%	2023	0.3	0.1	0.3
BNB	R$	7.0% to 10.0%	2022	15	14	29
Suppliers	R$	110.0% to 150.3% of CDI	2020	416	14	430
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	28	0	28
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	1,005	1,000	2,005
Debentures 6th Issue - Single Series	R$	100.00% of CDI + 0.24%	2020	1,008	0	1,008
Financial Leases	R$	IPCA	2033	48	301	349
ISSUANCES | EX-IFRS 16				2,521	1,329	3,850
IFRS 16 Effects | Leasing	R$	IPCA	2033	2,280	6,504	8,783
TOTAL | IFRS 16				4,800	7,833	12,633

Net Debt | ex-IFRS 16				L. T. Debt Profile[4]
Consolidated in R$ million	09/30/2020	06/30/2020	09/30/2019	3Q20
Short-Term Debt	2,521	2,660	916	Year	Pro forma	IFRS 16
Long-Term Debt	1,329	1,878	3,890		(R$ million)	(R$ million)
Total Debt	3,850	4,538	4,807	2021	59	1,976
Cash and Cash Equivalents[1]	(8,370)	(8,188)	(4,561)	2022	1,045	2,608
Net Derivatives Position	18	(14)	(17)	2023	32	1,098
Contingent Consideration Guarantee Asset[2]	0	(490)	(480)	2024	28	760
Net Debt	(4,502)	(4,153)	(251)	After 2023	164	1,390
Net Debt / EBITDA AL3	(0.29)	(0.26)	(0.02)	Total	1,329	7,833
1- Includes the investment in BNB given as a guarantee for the loan from that bank.
2- Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.
3- LTM EBITDA "after lease payments", disregarding payment of principal and interest related to financial leasings.
4- Includes only long term loans and financing.

The Company closed 3Q20 with gross debt of R$3,850 million, excluding the recognition of liabilities for all leases, as required by IFRS 16. The reduction in gross debt was related to the settlement of loans and financing in the period. The Company has no outstanding debt in foreign currency.

Excluding the effect of IFRS 16, the Company recorded net cash of R$4,502 million in 3Q20. Net cash increased R$4,251 million y-o-y, mainly because of increased cash generation. Considering the impact of IFRS 16, net debt totaled R$4,281 million at the end of the period.

11

OWNERSHIP STRUCTURE

09/30/2020	Common	Preferred	Total
Controlling Group	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,131,868	444,452,657
	5.13%	37.09%	26.28%
Treasury	2,290,164	983	2,291,147
	0.40%	0.00%	0.14%
Total Number of Shares	571,644,217	1,119,340,706	1,690,984,923

Equity Value per Share: R$ 41.36

Subscribed/Paid up Capital: R$63,571 million

CAPITAL MARKET

The Company’s common (VIVT3) and preferred (VIVT4) shares closed 3Q20 at R$44.11 and R$43.42, depreciating 10.1% and 25.1%, respectively, over the closing price at the end of 2019. In the same period, the daily trading volume of VIVT3 and VIVT4 shares averaged R$4.8 million and R$133.6 million, respectively.

The ADRs (VIV) traded on the NYSE closed 3Q20 at US$7.67, down 46.4% from the closing price at the end of 2019. In the same period, the daily trading volume of ADRs averaged US$19.2 million.

The chart below shows the Company's stock performance:

12

DIVIDENDS AND INTEREST ON EQUITY

At the meeting held on September 17, 2020, the Board of Directors approved the payment of interest on equity totaling the gross amount of R$650 million related to fiscal year 2020. This interest will be considered as part of the mandatory minimum dividends for the fiscal year 2020, ad referendum of the Shareholders' Meeting to be held in 2021. The payment will be made in 2021, to common and preferred shareholders of record on September 28, 2020.

In 2020, the Company has approved the distribution of interest on equity totaling R$1,970 million, once again reaffirming its commitment to maximizing returns to shareholders.

The table below shows the amounts to be distributed per share:

2020	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date

IOC	09/17/2020	09/28/2020	650.0	552.5	Common	0.360985	0.306837	Up to 12/31/2021
(based on Aug-20)					Preferred	0.397084	0.337521
IOC	06/17/2020	06/30/2020	900	765	Common	0.499826	0.424852	Up to 12/31/2021
(based on May-20)					Preferred	0.549808	0.467337
IOC	03/19/2020	03/31/2020	150	127.5	Common	0.083304	0.070809	Up to 12/31/2021
(based on Feb-20)					Preferred	0.091635	0.077890
IOC	02/14/2020	02/28/2020	270	229.5	Common	0.149948	0.127456	Up to 12/31/2021
(based on Jan-20)					Preferred	0.164942	0.140201

2019	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date

Dividends	05/28/2020	05/28/2020	2,196	2,196	Common	1.219339	1.219332	12/09/2020
(based on Dec-19)					Preferred	1.341273	1.341265
Dividends	12/19/2019	12/30/2019	1,000	1,000	Common	0.555362	0.555362	08/18/2020
(based on Nov-19)					Preferred	0.610898	0.610898
IOC	12/19/2019	12/30/2019	350	298	Common	0.194377	0.165220	08/18/2020
(based on Nov-19)					Preferred	0.213814	0.181742
IOC	06/17/2019	06/28/2019	968	823	Common	0.537590	0.456952	08/18/2020
(based on 2019)					Preferred	0.591349	0.502647
IOC	04/17/2019	04/30/2019	570	485	Common	0.316556	0.269073	08/18/2020
(based on Mar-19)					Preferred	0.348212	0.295980
IOC	02/15/2019	02/28/2019	700	595	Common	0.388753	0.330440	08/18/2020
(based on 2019)					Preferred	0.427629	0.363484

ESG - ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Vivo Sustentável is one of the four strategic pillars that support Vivo's purpose - Digitize to bring closer. Under this pillar, actions, practices, and initiatives are developed to promote the well-being of society, protection of the environment and good practices in corporate governance.

In the environmental dimension, Telefônica Brasil is committed to promoting conscious consumption and ensuring the proper disposal of electronic waste. In this context, in a new movement within the Recicle with Vivo Program, we promote the recycling of materials such as cell phones, cables and batteries in Brazil.

To this end, more than 1,600 new waste bins were installed to collect electronic waste in stores and strategic points throughout the country. The internal campaign, aimed at engaging its almost 33 thousand employees, collected more than 1.8 ton of electronic waste. The goal is to reach 7.6 tons by the end of 2020.

13

Telefônica Brasil is always looking for opportunities to turn its operation more sustainable and reduce its impact on the environment as a way of contributing to a low carbon economy. Energy consumption was 100% converted to renewable sources and we reduced our emissions in absolute terms by more than 50% in 2019, exceeding the Telefónica Group's global objectives for 2025. In addition, the company became the first company in the group and the sector in Latin America, to be carbon neutral, by offsetting 100% of our direct emissions.

In this context, Telefônica Brasil also inaugurated its first distributed power generation plant with a biogas source, in partnership with the Gera Energia Group, in the city of São Pedro da Aldeia-RJ, which will produce more than 11 thousand MWh/year and serve approximately 320 consumer units of Vivo. The new structure integrates a project that foresees the installation of more than 70 plants in all regions of the country, operating in 23 states, in addition to the Federal District. Of this total, 14 are already in operation and the remainder should be operational by mid-2021, accounting for more than 80% of low voltage consumption and serving more than 28 thousand units of the Company.

In the social sphere, Telefônica Brasil's participation, through the Telefônica Vivo Foundation, is based on the transformational force of education, connecting people to knowledge. The Connected Schools Project is one of its main initiatives and aims to improve the quality of the teaching-learning process of schools across the country, through a pedagogical look at the use of technologies that, in addition to actively listening to the needs and developing strategies for different realities, also promotes articulation work by establishing partnerships with State and Municipal Education Departments. In 2020, the number of registrations in the platform tripled versus the previous year, with a 43% completion rate. This project was recognized and awarded this quarter with the UNESCO-Hamdan bin Rashid Al-Maktoum Prize for Extraordinary Practice and Performance in Improving the Effectiveness of Teachers, being the first time that a Brazilian project has been among the winners.

On another front, Telefônica Brasil consistently works to attract and retain the best talents, as well as to increasingly improve the satisfaction and well-being of its employees, associating technology and innovation to a respectful, diverse, and inclusive work environment. The result of this was the recognition in the 24th edition of the Great Place to Work (GPTW) rankings, in partnership with Época Negócios, which includes Telefônica Brasil as one of the 150 Best Companies to Work GPTW - Brasil 2020 in the Large Size category, and also 3rd position among the Best Companies in the Attention to Early Childhood 2020, as we are a reference in the adoption of practices that care for and promote the well-being of children and their families.

In Corporate Governance, the Company was highlighted in the new index S&P/B3 Brazil ESG, created in September by S&P, in partnership with B3. The Index measures the performance of securities that meet sustainability criteria and is weighted by the ESG scores of the S&P DJI (Dow Jones Index). Telefônica Brasil is in the Top 10 among 96 Brazilian companies that make up the index.

Another important step in the process of strengthening the Company's Corporate Governance is the conversion of its preferred shares (PN) into common shares (ON), approved by the Extraordinary General Meeting and ratified by the Special General Meeting of the Preferred Shareholders on October 1st. The conversion ratio is 1 (one) common share for each 1 (one) preferred share converted and the expectation is that the shares will be traded exclusively under the ticker VIVT3 as of November 23, 2020. The unification of the share classes ensures the expansion of rights and protection to minority shareholders, mainly by extending voting rights and granting tag along, while consolidating and enhancing the Company's liquidity and market value.

14

INCOME STATEMENT

Consolidated in R$ million	3Q20	∆% YoY	9M20	∆% YoY
GROSS OPERATING REVENUE	15,856	(4.5)	46,633	(6.0)
Gross Operating Mobile Revenue	10,421	(2.6)	30,043	(6.1)
Gross Operating Fixed Revenue	5,435	(8.1)	16,590	(6.0)
NET OPERATING REVENUE	10,792	(2.3)	31,934	(2.9)
Net Operating Mobile Revenue	7,163	0.0	20,852	(1.7)
Net Operating Fixed Revenue	3,628	(6.6)	11,082	(5.1)
OPERATING COSTS	(6,470)	(0.6)	(19,002)	(3.7)
Personnel	(926)	(1.1)	(2,831)	2.5
Costs of Services Rendered	(2,645)	7.4	(7,660)	4.3
Interconnection	(360)	30.6	(1,032)	24.0
Taxes and Contributions	(449)	9.2	(1,279)	4.4
Third-party Services	(1,463)	5.3	(4,263)	1.3
Others	(373)	(3.9)	(1,086)	0.9
Cost of Goods Sold	(826)	13.2	(1,945)	(13.0)
Commercial Expenses	(1,918)	(11.3)	(5,964)	(9.0)
Provision for Bad Debt	(375)	(15.2)	(1,361)	7.5
Third-party Services	(1,494)	(9.6)	(4,449)	(12.5)
Others	(48)	(26.3)	(154)	(22.1)
General and Administrative Expenses	(290)	(9.6)	(904)	(3.2)
Other Net Operating Revenue (Expenses)	135	27.2	301	207.3

EBITDA	4,322	(4.8)	12,932	(1.8)
EBITDA Margin %	40.0%	(1.1) p.p.	40.5%	0.5 p.p.
DEPRECIATION AND AMORTIZATION	(2,783)	2.9	(8,305)	4.7

EBIT	1,539	(16.2)	4,627	(11.6)

FINANCIAL RESULT	(17)	(94.6)	(286)	(55.1)

GAIN (LOSS) ON INVESTMENTS	(0)	(71.4)	1	n.a.

TAXES	(311)	(45.0)	(864)	(0.9)

NET INCOME	1,212	25.5	3,478	(6.7)

15

BALANCE SHEET

Consolidated in R$ million	09/30/2020	12/31/2019	∆%
ASSETS	109,237	108,290	0.9
Current Assets	22,281	18,645	19.5
Cash and Cash Equivalents	8,356	3,393	146.3
Accounts Receivable from Customers	10,203	10,263	(0.6)
Provision for Doubtful Accounts	(1,833)	(1,543)	18.8
Inventories	521	578	(9.9)
Recoverable Income Tax and Social Contribution	533	412	29.5
Recoverable Taxes, Fees and Contributions	2,933	4,176	(29.8)
Escrow Deposits and Frozen Assets	204	278	(26.4)
Derivative Financial Instruments	7	19	(63.2)
Prepaid Expenses	939	687	36.8
Other Assets	418	383	9.4
Non-Current Assets	86,956	89,645	(3.0)
Accounts Receivable from Customers	525	542	(3.2)
Provision for Doubtful Accounts	(137)	(101)	35.0
Financial Investments	66	64	3.3
Recoverable Taxes, Fees and Contributions	835	841	(0.7)
Deferred Income Tax and Social Contribution	145	171	(15.5)
Escrow Deposits and Frozen Assets	2,770	3,393	(18.4)
Derivative Financial Instruments	35	53	(34.6)
Prepaid Expenses	160	220	(27.4)
Other Assets	205	236	(12.9)
Investments	150	104	43.5
Property, Plant and Equipment, Net	41,728	42,847	(2.6)
Intangible Assets, Net	40,475	41,275	(1.9)
LIABILITIES AND SHAREHOLDERS' EQUITY	109,237	108,290	0.9
LIABILITIES	39,390	37,834	4.1
Current Liabilities	20,102	17,732	13.4
Payroll and Related Charges	990	752	31.6
Suppliers and Accounts Payable	6,870	6,872	(0.0)
Income Tax and Social Contribution	6	7	(12.1)
Taxes, Fees and Contributions	1,678	1,140	47.2
Loans, Financing, Debentures and Leasing	4,801	4,127	16.3
Interest on Capital and Dividends	4,307	3,587	20.1
Provisions and Contingencies	398	375	6.4
Derivative Financial Instruments	0	2	(89.5)
Deferred Revenues	550	506	8.6
Other Liabilities	503	365	37.7
Non-Current Liabilities	19,288	20,102	(4.0)
Payroll and Related Charges	65	36	80.6
Taxes, Fees and Contributions	312	285	9.5
Income Tax and Social Contribution	96	87	11.1
Deferred Income Tax and Social Contribution	3,920	3,146	24.6
Loans, Financing, Debentures and Leasing	7,833	9,698	(19.2)
Provisions and Contingencies	5,222	5,161	1.2
Derivative Financial Instruments	60	54	10.1
Deferred Revenues	286	212	34.8
Other Liabilities	1,494	1,423	5.0
SHAREHOLDERS' EQUITY	69,847	70,456	(0.9)
Capital Stock	63,571	63,571	0.0
Capital Reserve	1,166	1,166	0.0
Profit Reserve	3,507	3,492	0.4
Additional Proposed Dividends	0	2,196	n.a.
Other Comprehensive Income	75	31	143.6
Accumulated Profits	1,529	0	n.a.

16

CONFERENCE CALL

English

Date: October 28, 2020 (Wednesday)

Time: 10:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephones:

•	Brazil: (+55 11) 3181-8565 or (+55 11) 4210-1803

  USA: (+1 412) 717-9627
  United Kingdom: (+44 20) 3795-9972
  Spain: (+34 91) 038-9593

Web Phone: click here

Access code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call will be available one hour after the event until November 4, 2020, at (+55 11) 3193-1012 (Code: 8446086#)

TELEFÔNICA BRASIL Investor Relations

Christian Gebara David Melcon Luis Plaster João Pedro Carneiro Av. Eng. Luis Carlos Berrini, 1376 – 17º Andar – Cidade Monções – SP – 04571-000
Telephone: (+55 11) 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 27, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director